                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                               (Amendment No. 2)*
                               ------------------

                           Phonetel Technologies, Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    71921H406
                                    ---------
                                 (CUSIP Number)

                               Mr. William Austin
                                  212-446-1930
                         ING (U.S.) Capital Corporation
                              135 East 57th Street
                            New York, New York 10022
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                              Walter W. Driver, Jr.
                                 King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

                                  May 30, 1997
                                  ------------
                          (Date of Event Which Requires
                            Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /
                                                                      ---

Check the following box if a fee is being paid with the Statement. / / (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)

CUSIP NO. 71921H406

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  ING (U.S.) Capital Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  / /
                                                           (b)  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

  NUMBER OF                7.       SOLE VOTING POWER                  2,048,240
   SHARES
BENEFICIALLY               8.       SHARED VOTING POWER                      -0-
  OWNED BY
    EACH                   9.       SOLE DISPOSITIVE POWER             2,048,240
 REPORTING
   PERSON
    WITH                   10.      SHARED DISPOSITIVE POWER                 -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,048,240

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.72% (based upon Form 10-Q for the Quarterly Period Ended March 31, 1997)

14.      TYPE OF REPORTING PERSON*

                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 AMENDMENT NO. 2
                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934



Item 2.  Identity and Background

         Item 2 is amended and supplemented by replacing the information previously filed under this item the following:

         On or about December 9, 1996, ING (U.S.) Capital Corporation ("Holder") transferred the Warrants to a wholly owned subsidiary of the Holder, ING (U.S.) Investment Corporation, a Delaware corporation, ("U.S. Investments"), having the same business address as Holder.

         Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of (i) Holder, (ii) U.S. Investments (iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB and (vi) ING.

         During the last five years, none of (i) Holder, (ii) U.S. Investments
(iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB, (vi) ING and, (vii) to the best knowledge of Holder, the persons identified in Schedule 1, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is amended and supplemented by adding to the information previously filed under this item the following:

         The portion of the $75 million Credit Facility (as defined and described below in Item 6) provided to the Issuer by the Holder will be derived from the working capital of the Holder.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and supplemented by adding to the information previously filed under this item the following:

         (a) Except as described previously herein, none of (i) Holder, (ii) U.S. Investments (iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB, (vi) ING and, (vii) to the best knowledge of Holder, the persons identified in
Schedule 1 hereto, presently beneficially own any Common Stock.

         (c) Except as indicated herein, no transactions in the shares of Common Stock have been effected by (i) Holder, (ii) U.S. Investments (iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB, (vi) ING and, (vii) to the best knowledge of Holder, by any of the persons listed on Schedule 1 hereto, during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is amended and supplemented by adding to the information previously filed under this item the following:

         On May 30, 1997 the Holder and the Issuer entered into a $75 million syndicated credit facility in favor of the Issuer (the "Credit Facility"). The Holder will provide $25 million of the financing and the balance of $50 million will be provided by other lenders as arranged by an affiliate of the Holder, ING Baring (U.S.) Capital Corporation ("ING Baring"). Holder is acting as the agent for the lenders in connection with the Credit Facility and will receive fees of a type customarily paid in such a transaction. The Holder or its affiliates (including ING Baring) will also receive the right to act as co-lead underwriter for certain offerings by the Issuer of debt or equity securities for a specified period. The Issuer has also agreed to use its best efforts to provide the Holder or its affiliates the right to act as a co-underwriter in connection with any public debt or public equity securities offering by the Issuer for a one year period, provided that the participation by the Holder or its affiliates would not increase the underwriting discounts or commissions to the Issuer or adversely affect the price at which the securities are offered.


Item 7.  Material to be filed as Exhibits.

1. Credit Agreement dated as of May 30, 1997 among Phonetel Technologies, Inc., as the Borrower, Various Lenders and ING (U.S.) Capital Corporation, as the Agent for the Lenders and Transamerica Business Credit Corporation and Finova Capital Corporation, as Co-Agents for the Lenders.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 1997

                                    ING (U.S.) CAPITAL CORPORATION

                                    By: /s/ William A. Austin
`                                      --------------------------------
                                       Name:  William A. Austin
                                       Title: General Counsel

                                   SCHEDULE 1


         Schedule 1 is amended and supplemented by adding to the information previously filed under this item the following:

         Set forth below is the name and position of each of the executive officers and directors of (i) Holder, (ii) U.S. Investments (iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB and (vi) ING.

         Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of Holder, U.S. Investments, U.S. Capital Holdings, U.S. Holdings, INB and/or ING, as the case may be. Unless otherwise indicated, each person for the U.S. entities is a citizen of the United States and for INB and ING, a citizen of The Netherlands.

         The business address of each person at Holder, U.S. Investments, U.S. Capital Holdings, and U.S. Holdings is 135 East 57th Street, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at ING is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.


                        ING (U.S.) INVESTMENT CORPORATION

Executive Officers

Name                                Position

Timothy Schantz                     President
William A. Austin                   General Counsel
Joseph Kaminsky                     Senior Vice President



Directors

                                    Principal Occupation
Name                                (if other than as indicated above)

Lane C. Grijns (Netherlands)
J. Clark Gray

                         ING (U.S.) CAPITAL CORPORATION

Executive Officers

Name                                Position

Timothy Schantz                     President
Bart Staal (Netherlands)            Chief Executive Officer
J. Clarke Gray                      Chief Operating Officer

Directors

                                    Principal Occupation
Name                                (if other than as indicated above)

Timothy Schantz                     Director
Bart Staal                          Chairman
J.Clarke. Gray                      Director


                ING (U.S.) CAPITAL FINANCIAL HOLDINGS CORPORATION

Executive Officers

Name                                Position

Timothy Schantz                     President


Directors

                                    Principal Occupation
Name                                (if other than as indicated above)

Timothy Schantz                     Director
Bart Staal                          Director, Chairman

                    ING (U.S.) FINANCIAL HOLDINGS CORPORATION

Executive Officers

Name                               Position

Lane C. Grijns                     President
Bart Staal                         Executive Vice President

Directors

                                   Principal Occupation
Name                               (if other than as indicated above)

Lane C. Grijns (Netherlands)       Director
Bart Staal (Netherlands)           Director
H. Lindenbergh (Netherlands)       Director, Chairman
M. Minderhoud (Netherlands)        Director, Vice Chairman


                                  ING BANK N.V.

Executive Officers

Name                               Position

G.J.A. van der Lugt                Chairman
J.H.M. Lindenbergh                 Member
C. Maas                            Member
M. Minderhoud                      Member

Directors
                                   Principal Occupation
Name                               (if other than as indicated above)

J. W. Berghuis                     Vice Chairman, Executive Board, Koninklijke
                                     Pakhoed N.V.
J. Kamminga                        Chairman of the Board, MKB Nederland;
                                     director of Makelaarskantoor J. Kamminga
                                     & Zonen B.V.
O.H.S. van Royen                   Retired
G. Verhagen                        Retired
P.F. van der Heijden

                                  NG GROUP N.V.

Executive Officers

Name                               Position

A.G. Jacobs                        Chairman
G.J.A. van der Lugt                Vice Chairman
J.H. Holsboer                      Member
H. Huizinga                        Member
E. Kist                            Member
J.H.M. Lindenbergh                 Member
C. Maas                            Member
M. Minderhoud                      Member

Directors
                                   Principal Occupation
Name                               (if other than as indicated above)

J.B. Erbe,                         Retired
    Chairman
L.A.A. van den Berghe              Professor at Erasmus University of Rotterdam,
     (Belgium)                       The Netherlands (Economics and management
                                     of insurance companies)
J.W. Berghuis                      Vice Chairman, Executive Board, Koninklijke
                                     Pakhoed N.V.

J. Kamminga                        Chairman of the Board, MKB Nederland;
                                     director of Makelaarskantoor J. Kamminga &
                                     Zonen B.V.
O.H.A. van Royen                   Retired
J.J. van Rijn                      Retired
G. Verhagen                        Retired
  Vice Chairman
P.F. van der Heijden
M. Ververs                         Chairman of Executive Board, Wolters Kluwer
   Vice Chairman                     N.V.

                                  EXHIBIT INDEX


      Exhibit              Description

         1. Credit Agreement dated as of May 30, 1997 among Phonetel Technologies, Inc., as the Borrower, Various Lenders and ING (U.S.) Capital Corporation, as the Agent for the Lenders and Transamerica Business Credit Corporation and Finova Capital Corporation, as Co-Agents for the Lenders.